May 17, 2023

Anu Dubey

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Vertical Capital Income Fund File Nos. 333-208597 and 811-22554

Dear Ms. Dubey:

On January 13, 2023, Vertical Capital Income Fund (the "Registrant") filed a Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Proxy"). On January 20, 2023, you provided oral comments on the Proxy to which the Registrant responded by letter dated February 13, 2023. On February 28, 2023, you provided supplemental comments to the proposed revisions to the Proxy and the February 13, 2023, response letter, to which the Registrant responded by letter dated March 10, 2023. On March 27, 29, and 30, 2023, you provided oral comments on a response provided in the March 10, 2023, response letter related to "bundling", to which the Registrant responded by letter dated April 5, 2023. On April 6, 2023, you provided supplemental comments to the proposed revisions to the Proxy described in the April 5, 2023, response letter as well as additional comments related to a previously raised affiliated transaction issue. On April 27, 2023, you and other members of the SEC staff provided supplemental comments to the proposed revisions to the Proxy described in a draft response letter as well as further comments related to a previously raised affiliated transaction issue. On May 4, 2023, and subsequently the Registrant and other parties conferred with the SEC staff on no-action letter relief related to Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder. Please find below a summary of your comments as well as other SEC staff comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise noted, capitalized terms used herein shall have the same meaning prescribed to them in the Proxy. A clean version of the current working draft of the Proxy as well as a version of the Proxy marked against the last working draft submitted as Correspondence on EDGAR, is attached to aid in your review.

General Guidance. Please file as correspondence on EDGAR the Registrant's fourth response letter and, if relevant, a marked copy of the proxy statement sufficiently in advance of filing the definitive version of the proxy statement to allow for SEC staff review and adequate time for resolution of all comments.

PROXY STATEMENT

Comment 1. In Proposal #11, the Registrant asks for approval of "… the Amended and Restated Declaration of Trust for the Fund in its entirety." The SEC staff finds this catch all inconsistent with Rule 14a-4(a)(3) which requires clear identification of each matter to be acted upon. Since the current Proposal #11 would capture items already addressed in Proposals #5 - #10, the SEC staff finds Proposal #11 unclear. Please revise Proposal #11 to the effect that it is seeking approval of items not already addressed in Proposals #5 - #10 and make conforming edits throughout the Proxy.

Response. The Registrant has restated Proposal #11 as "To approve of all other changes to the Fund's Declaration of Trust not addressed in Proposals 5-10." The Registrant has also made conforming edits to the Proxy.

Comment 2. In the sub-section entitled Summary of Certain Aspects of Delaware Control Share Acquisition Statute, please revive the paragraph that describes a summary of certain positive and negative effects of the Delaware Control Share Acquisition Statute and the exemptions in the proposed Amended and Restated By-Laws.

Response. The Registrant has revived the paragraph below.

The Control Share Statute has the potential to serve as a defensive measure or anti-takeover device against activist investors' proposals. As such, the Control Share Statute may protect the long term interests of Fund shareholders by limiting the ability of activist investors to use their ownership to attempt to disrupt the Fund's long term strategy such as by forcing a liquidity event. However, the Control Share Statute may also serve to entrench the Board and make it less responsive to shareholder requests. The totality of positive or negative affects is difficult to predict as the Control Share Statute has been in effect for a relatively short period of time.

Comment 3.

(A)         The SEC staff remains concerned that when viewed as a totality, the Transaction raises Section 17(d) and Rule 17d-1 joint transaction issues. This concern was raised in the original comment set given on January 20, 2023. The SEC staff believes that a representation (substantially as follows) should be made in the Proxy Statement to the effect that the Transaction is a joint transaction and that the Transaction will be conditioned on receipt of no action relief from the SEC staff. "Closing of the Transaction is conditioned on the receipt of all required regulatory approvals, including no-action relief from the SEC Staff under the provision of the Investment Company Act that governs affiliated joint transactions for the series of transactions contemplated by the Transaction Agreement." Additionally, the SEC requests that in response to this comment, the Registrant specify whether, in addition to Carlyle, any other participant in the joint arrangement will be an affiliated person of the Fund.

(B)         On May 15, 2023, the SEC staff provided suggested edits to the proposed no-action letter as well as follow up edits to the Proxy Statement. The suggested edits to the Proxy are substantially as follows. "Additionally, the Closing of the Transaction is conditioned on the receipt of all required regulatory approvals, along with the SEC Staff taking a no-action position under the provision of the Investment Company Act that governs affiliated joint transactions for the series of actions contemplated by the Transaction Agreement."

Response.

(A)         As discussed on April 6, 2023, and April 27, 2023, the SEC Staff expressed concerns to the Fund regarding Section 17(d) and Rule 17d-1 under the 1940 Act. While the Fund and Carlyle disagree with the SEC staff's position, the Fund hereby commits to collaborate with Carlyle to submit to the SEC Staff, as promptly as practicable, a no-action request to address the Staff's concerns. Closing of the transaction would be conditioned on the receipt of such no-action determination, whether delivered by the Staff orally or in writing. The Fund will also include language in the definitive Proxy Statement substantially as follows. "Additionally, the Closing of the Transaction is conditioned on the receipt of all required regulatory approvals, including no-action relief from the SEC Staff under the provision of the Investment Company Act that governs affiliated joint transactions for the series of transactions contemplated by the Transaction Agreement." (Please note this language has been subsequently modified in response to (B) above).

The Registrant notes that as disclosed in the Preliminary Proxy Statement as well as in drafts of the definitive Proxy Statement, certain entities entered into voting agreements with the Fund and Carlyle and were identified as beneficial owners of more than 5% of Fund shares (Almitas Capital LLC, Saba Capital Management, L.P., Bulldog Investors, LLC, and Relative Value Partners Group, LLC). The Registrant acknowledges that the parties described above are affiliated persons of the Fund. Subsequent to the Preliminary Proxy filing, Sit Investment Associates, Inc. disclosed on Schedule 13D, that it too is a beneficial owner of more than 5% of fund shares. Sit Investment Associates, Inc. is not a party to any voting agreement or other agreement with the Fund or Carlyle.

(B)         The Registrant understands that legal counsel for Carlyle Global Credit Investment Management L.L.C. will be submitting a no-action letter request that includes the edits requested by the SEC Staff. The suggested edits to the Proxy have been adopted as follows. "Additionally, the Closing of the Transaction is conditioned on the receipt of all required regulatory approvals, along with the SEC Staff taking a no-action position under the provision of the Investment Company Act that governs affiliated joint transactions for the series of actions contemplated by the Transaction Agreement."

Comment 4. The question-and-answer disclosures on or about pages seven and eight, "Why am I being asked to approve specific elements of the amendments to and restatement of the Fund's Agreement and Declaration of Trust, as well as remaining changes at the Second Meeting?" and "Why am I being asked to separately approve certain specific proposed changes to the Fund's Agreement and Declaration of Trust at the Second Meeting?" are somewhat repetitive. Please consider if these questions and their respective answers should be consolidated.

Response. Upon review, the Registrant agrees that there is some overlap in these questions, but believes that the separation of certain aspects is informative to shareholders and should remain as is.

If you have any questions concerning the responses in this letter, please contact JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

Parker Bridgeport